UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 25, 2012

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 25, 2012	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS FIRST QUARTER RESULTS

Highlights

•	First quarter 2012 total cash flow from vessel operations of $203.5 million, up 37 percent from the same period of the prior year.

•

First quarter 2012 adjusted net loss attributable to stockholders of Teekay of $20.8 million, or $0.30 per share (excluding specific items which increased GAAP net income by $21.9 million, or $0.32 per share).

•

Entered into agreement to sell to Teekay Tankers 13 of the Company’s 17 remaining directly-owned conventional tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. Transaction expected to close in June 2012.

•	Completed acquisition of six LNG carriers from A.P. Moller-Maersk A/S, through the Teekay LNG-Marubeni Corporation joint venture, on February 28, 2012.

•	Quarterly distribution increases at Teekay LNG Partners and Teekay Offshore Partners result in incremental cash flow to Teekay Parent of $15 million on an annualized basis.

•	Total consolidated liquidity of approximately $1.6 billion as at March 31, 2012.

Hamilton, Bermuda, May 17, 2012—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $20.8 million, or $0.30 per share, for the quarter ended March 31, 2012, compared to adjusted net loss of $27.9 million, or $0.39 per share, attributable to the stockholders of Teekay for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net income by $21.9 million (or $0.32 per share) for the three months ended March 31, 2012 and increasing GAAP net loss by $1.8 million (or $0.02 per share) for the three months ended March 31, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net income attributable to the stockholders of Teekay of $1.1 million, or $0.02 per share, for the quarter ended March 31, 2012, compared to net loss attributable to the stockholders of Teekay of $29.7 million, or $0.41 per share, for the same period of the prior year. Net revenues(2) for the first quarter of 2012 were $456.9 million, compared to $442.9 million for the same period of the prior year.

On April 5, 2012, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended March 31, 2012. The cash dividend was paid on April 30, 2012, to all shareholders of record on April 20, 2012.

(1)	Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

“Our first quarter results benefited from higher realized spot tanker rates in the quarter and the incremental contributions from our recently completed Sevan and Maersk LNG acquisitions,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “While our adjusted earnings were down in the first quarter compared to the fourth quarter, mainly as a result of certain revenues from the Foinaven FPSO contract that are recognized annually in the fourth quarter, our fixed-rate business continues to grow as a result of our recent acquisitions and the delivery of newbuilding LNG and LPG carriers over the past several months. The contribution from these fleet additions enabled both Teekay LNG Partners and Teekay Offshore Partners to increase their quarterly cash distributions in the first quarter which results in an incremental $15 million of annualized cash flows to Teekay Parent from its general partnership and limited partnership interests. Our incentive distribution rights relating to our general partner interest in Teekay LNG have now moved into the 50 percent high-splits and we are now very close to reaching the same high-splits level in Teekay Offshore. Looking ahead, we believe that Teekay Parent’s current FPSO newbuilding and conversion projects and its existing fleet of on-the-water assets provide a built-in basis for further cash flow growth from Teekay LNG Partners and Teekay Offshore Partners. In addition, we believe the attractive fundamentals in our offshore and LNG businesses, combined with Teekay’s financial strength and growing project capability, position us well for new organic projects and acquisitions.”

Mr. Evensen continued, “Our agreement to sell to Teekay Tankers 13 of our 17 remaining directly-owned conventional tankers is a significant deleveraging event for Teekay Parent, reducing its net debt by approximately $430 million. The transaction also preserves the integrity of Teekay’s strong conventional tanker franchise, enabling us to retain the attractive contract coverage, debt financing and liquidity associated with these vessels within the Teekay group, while reducing Teekay Parent’s remaining direct exposure to the more volatile spot tanker business. Upon completion of this transaction, which is expected to close in June 2012, Teekay Parent’s economic interest in a significantly larger Teekay Tankers will increase from approximately 20 percent to 25 percent.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended March 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	208,117	98,873	31,097	156,322	(37,482)	456,927

Vessel operating expense	71,007	20,531	10,570	65,093	—	167,201
Time-charter hire expense	13,617	—	1,661	66,183	(37,482)	43,979
Depreciation and amortization	49,611	24,633	10,738	29,632	—	114,614

CFVO—Consolidated(1)(2)(3)	102,083	72,667	16,780	(6,564)	(7,000)	177,966
CFVO—Equity Investments(4)	—	26,186	—	(625)	—	25,561
CFVO—Total	102,083	98,853	16,780	(7,189)	(7,000)	203,527

	Three Months Ended March 31, 2011
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	208,306	92,849	31,134	162,465	(51,856)	442,898

Vessel operating expense	75,130	20,807	9,602	56,038	—	161,577
Time-charter hire expense	20,270	—	—	94,617	(51,856)	63,031
Depreciation and amortization	45,570	22,349	10,784	26,335	—	105,038

CFVO—Consolidated(1)(2)(3)	91,995	67,075	18,863	(41,532)	—	136,401
CFVO—Equity Investments(4)	—	12,935	—	(1,186)	—	11,749
CFVO—Total	91,995	80,010	18,863	(42,718)	—	148,150

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(3)	In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended March 31, 2012 and 2011, Teekay Parent received daughter company dividends and distributions totaling $39.4 million and $36.5 million, respectively. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(4)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 40 shuttle tankers (including four chartered-in vessels and four newbuildings under construction), three floating, production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and 10 conventional oil tankers, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 33.0 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

Cash flow from vessel operations from Teekay Offshore increased to $102.1 million in the first quarter of 2012, from $92.0 million in the same period of the prior year. This increase was primarily due to a full quarter contribution from the Piranema Spirit FPSO acquired on November 30, 2011, the Scott Spirit and Peary Spirit shuttle tanker newbuildings acquired subsequent to March 31, 2011, as well as decreases in time-charter hire expense, vessel operating costs and restructuring charges in the shuttle tanker fleet. Time-charter hire expense decreased due to the redelivery of one in-chartered vessel in the fourth quarter of 2011 and fewer short-term chartered-in days. Vessel operating costs decreased due to the cold lay-up of the Basker Spirit shuttle tanker commencing in the third quarter of 2011 and from reduced crew and manning costs from that vessel. Further contributing to the increase in cash flow from vessel operations was a decrease in vessel operating expenses from the Rio das Ostras FPSO due to higher maintenance costs incurred while the unit was undergoing upgrades during the first quarter of 2011.

In January 2012, Teekay Offshore issued in the Norwegian bond market NOK 600 million in senior unsecured bonds that mature in January 2017. The aggregate principal amount of the bonds is equivalent to approximately 100 million U.S. dollars (USD) and all interest and principal payments have been swapped into USD and fixed at an interest rate of 7.49%. The proceeds from the bond offering have been used to reduce amounts outstanding under Teekay Offshore’s revolving credit facilities and for general partnership purposes, including future acquisitions. Teekay Offshore will apply for listing of the bonds on the Oslo Stock Exchange.

In February 2012, Teekay Offshore entered into a new 5-year $130 million debt facility secured by the Piranema Spirit FPSO that matures in February 2017.

For the first quarter of 2012, Teekay Offshore increased its quarterly distribution by 2.5 percent, to $0.5125 per common unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $14.2 million for the first quarter of 2012, as detailed in Appendix D to this release.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 27 LNG carriers, five LPG carriers and 11 conventional tankers, in which Teekay LNG’s interests range from 33 to 100 percent. Teekay Parent currently owns a 40.1 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

Including cash flows from equity accounted vessels, Teekay LNG’s total cash flow from vessel operations increased from $80.0 million in the first quarter of 2011 to $98.9 million in the first quarter of 2012. This increase was primarily as a result of the acquisition of six LNG carriers from A.P. Moller-Maersk as detailed below and the acquisition of newbuilding Multigas/LPG carriers in June, September and October 2011.

In January 2012, Teekay LNG acquired from Teekay Parent a 33 percent interest in the last of four newbuilding Angola LNG carriers for a total equity purchase price of approximately $19 million.

In February 2012, a joint venture between Teekay LNG and Marubeni Corporation (Joint Venture) acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has a 52% economic interest in the Joint Venture.

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In early May 2012, Teekay LNG issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in May 2017. The aggregate principal amount of the bonds is equivalent to approximately USD 125 million and all interest and principal payments were swapped into USD. The proceeds of the bonds have been used to reduce amounts outstanding under Teekay LNG’s revolving credit facilities and for general partnership purposes. Teekay LNG will apply for listing of the bonds on the Oslo Stock Exchange.

For the first quarter of 2012, Teekay LNG increased its quarterly distribution, by 7.1 percent, to $0.675 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $22.5 million for the first quarter of 2012 as detailed in Appendix D to this release. With the recent increase to Teekay LNG’s quarterly distribution, Teekay Parent’s incentive distribution rights relating to its general partnership interest in Teekay LNG has now moved into the 50 percent tier.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of nine Aframax tankers and six Suezmax tankers, a 50 percent interest in a Very Large Crude Carrier (VLCC) newbuilding scheduled to deliver in April 2013 and has invested $115 million in first-priority mortgage loans secured by two 2010-built VLCCs which yield an annualized fixed-rate return of 10 percent. Of the 15 vessels currently in operation, nine are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. In addition, Teekay Tankers recently entered into an agreement with Teekay Parent to acquire a fleet of 13 double-hull conventional oil and product tankers, as detailed further below. Based on its current ownership of Class A common stock and its ownership of 100 percent of the outstanding Teekay Tankers Class B stock, Teekay Parent has voting control of Teekay Tankers.

In the first quarter of 2012, cash flow from vessel operations from Teekay Tankers decreased to $16.8 million from $18.9 million in the same period of the prior year, primarily due to lower average realized tanker rates for its spot and fixed Aframax fleets; partially offset by higher average realized tanker rates for its spot and fixed Suezmax fleets during the first quarter of 2012, compared to the same period of the prior year.

In February 2012, Teekay Tankers completed an equity offering of 17.25 million Class A common shares. Teekay Tankers used the net proceeds of approximately $66 million to repay a portion of its outstanding debt under its revolving credit facility, which may be redrawn to finance future acquisitions.

In April 2012, Teekay Tankers reached an agreement to acquire from Teekay Parent a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. Upon closing of the transaction, which is expected to occur in June 2012, Teekay will receive as partial consideration $25 million of new Teekay Tankers Class A shares issued at a price of $5.60 per share. As a result, Teekay Parent’s economic ownership interest in Teekay Corporation, including 100 percent of Teekay Tankers’ Class B common stock, will increase from approximately 20 percent currently to approximately 25 percent upon closing of the transaction and Teekay’s voting control of Teekay Tankers will increase from approximately 51 percent to approximately 53 percent. In addition, based on the time-charter contracts under which operate nine of the 13 vessels to be acquired and including cash flows from Teekay Tankers’ first-priority ship mortgages, which Teekay Tankers believes approximates the equivalent of two vessels trading on fixed-rate bare boat charters, Teekay Tankers’ fixed-rate cover is expected to increase to approximately 43 percent for the 12-month period commencing July 1, 2012 from approximately 29 percent excluding the transaction.

On May 16, 2012, Teekay Tankers declared a first quarter 2012 dividend of $0.16 per share which will be paid June 5, 2012 to all shareholders of record on May 29, 2012. As a result, based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $2.6 million for the first quarter of 2012.

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Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at May 1, 2012, this included 17 conventional tankers (13 of which Teekay Parent has agreed to sell to Teekay Tankers) and four FPSO units. In addition, Teekay Parent currently has under construction one FPSO unit, owns a 50 percent interest in an FPSO unit currently under conversion, and will acquire one FPSO unit later in 2012. As at May 1, 2012, Teekay Parent also had 18 chartered-in conventional tankers (including six vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by Teekay Offshore.

For the first quarter of 2012, Teekay Parent’s negative cash flow from vessel operations was $7.2 million, compared to negative cash flow from vessel operations of $42.7 million in the same period of the prior year. The reduction in negative cash flow is primarily due to the acquisition of the Hummingbird Spirit FPSO unit on November 30, 2011, lower time-charter hire expense as a result of redeliveries of time-chartered in vessels during the past year, and increased revenues from the Arctic Spirit and Polar Spirit LNG carriers as a result of new contracts signed in the second quarter of 2011.

In January 2012, a 50/50 joint venture between Teekay and Odebrecht Oil & Gas S.A., purchased the assets related to the Tiro and Sidon FPSO project, including the partially constructed FPSO unit and the customer contracts, from Teekay for approximately $179 million. The joint venture financed the purchase price 80 percent with borrowings under a new $300 million debt facility secured by the Tiro and Sidon FPSO unit and the balance of the purchase price was financed with proportionate equity contributions by each of the joint venture partners.

In April 2012, Teekay reached an agreement to sell to Teekay Tankers 13 of its 17 remaining directly-owned conventional tankers and related time-charter contracts, debt facilities and other assets and rights, as discussed under the Teekay Tankers section above. Upon closing of the transaction, which is expected to be completed in June 2012, Teekay Parent’s outstanding debt balance will be reduced by approximately $430 million.

Tanker Market

Crude tanker rates strengthened during the first quarter of 2012 due to a sharp increase in global oil production, longer voyage distances and seasonal factors. According to the International Energy Agency (IEA), global oil supply increased by 1.2 million barrels per day (mb/d) in the quarter ended March 31, 2012 to reach a record high 90.6 mb/d. This included a 0.9 mb/d increase in Organization of Petroleum Exporting Countries (OPEC) crude oil production to make up for lower production in non-OPEC countries, and to meet demand for crude oil inventory stockpiling in China. The increase in OPEC oil production also contributed to increased tonne-mile demand during the quarter as OPEC countries are generally located at longer voyage distances from main consumption centers in North America, Europe and Asia, compared to non-OPEC oil producing countries. Seasonal factors, including cold weather in the northern hemisphere during February and March and weather delays in the Atlantic, also helped strengthen rates during the first quarter.

The global tanker fleet grew by a net 4.1 million deadweight (mdwt), or 0.9 percent, during the first quarter of 2012, compared to net fleet growth of 9.3 mdwt, or 2.1 percent, for the same period in 2011. The slower rate of fleet growth during the first quarter was due to an increase in tanker scrapping, with 4.7 mdwt of tankers removed compared to 2.7 mdwt for the same period in 2011. A total of 13.3 mdwt was scrapped during the year ended December 31, 2011. A weak spot tanker market, coupled with increasing charterer discrimination against older vessels and relatively high scrap prices, has resulted in tankers being scrapped at a younger age than in the past. In the first quarter of 2012, a total of 22 crude oil tankers with an average age of 21 years were scrapped, including four vessels under 20 years of age, which helped dampen tanker fleet growth in the quarter.

The International Monetary Fund (IMF) recently upgraded its outlook for the global economy in 2012 and 2013, with a forecast of 3.5 percent and 4.1 percent growth, respectively, up from 3.3 percent and 4.0 percent in the previous IMF outlook. Based on the average range of forecasts from the IEA, the Energy Information Agency and OPEC, global oil demand is expected to grow by 0.8 mb/d in 2012. This is expected to translate into increased demand for tankers which, coupled with a slowdown in the rate of fleet growth, could lead to improved tanker fleet utilization in 2013.

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Teekay Parent Conventional Tanker Fleet Performance

The following table highlights the operating performance of Teekay Parent owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day or time-charter equivalent (TCE) rates:

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$24,847	$12,641	$18,671
Spot revenue days (2)	546	549	659
Average time-charter rate (3)(4)	$23,434	$23,432	$27,250
Time-charter revenue days (3)	353	368	401

Aframax
Teekay Aframax Pool average spot TCE rate (1)(5)(6)	$12,614	$8,835	$16,299
Spot revenue days (2)	1,023	1,066	1,526
Average time-charter rate (4)	$20,261	$21,266	$23,642
Time-charter revenue days	636	689	723

LR2
Taurus LR2 Pool average spot TCE rate (1)	$9,888	$8,630	$14,990
Spot revenue days (2)	455	407	450

MR
Average product tanker time-charter rate (4)	$30,669	$32,982	$26,011
Time-charter revenue days	364	427	270

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools
(2)	Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude pool vessels commercially managed on behalf of third parties. Suezmax spot revenue days excludes vessels on back-to-back in-charters.
(3)	Includes one VLCC on time-charter at a TCE rate of $47,000 per day prior to until May 14, 2011, when this vessel was redelivered following the expiry of its time-charter in contract.
(4)	Average time-charter rates include realized gains and losses of FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.
(5)	Excludes vessels greater than 15 years-old.
(6)	The average Teekay Aframax spot TCE rate (including vessels greater than 15 years-old and realized results of bunker hedging and FFAs was $10,927 per day, $9,280 per day and $12,584 per day during the three months ended March 31, 2012, December 31, 2011 and March 31, 2011, respectively.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 154 vessels as at May 1, 2012, including chartered-in vessels, newbuildings under construction, pro forma for the pending sale of 13 conventional tankers from Teekay Parent to Teekay Tankers (which is expected to be completed in June 2012) but excluding vessels managed for third parties:

	Number of Vessels (1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet
Spot-rate:
Aframax Tankers (2)	—	6	—	6
Suezmax Tankers	4	1	—	5
LR2 Product Tankers	—	1	—	1

Total Teekay Parent Spot Fleet	4	8	—	12

Fixed-rate: (3)(4)
Aframax Tankers (5)	—	2	—	2
Suezmax Tankers	—	1	—	1
MR Product Tankers	—	1	—	1
FPSO Units (6)	4	—	3	7

Total Teekay Parent Fixed-rate Fleet	4	4	3	11

Total Teekay Parent Fleet	8	12	3	23

Teekay Offshore Fleet	50	4	4	58

Teekay LNG Fleet	43	—		43

Teekay Tankers Fleet	28	1	1	30

Total Teekay Consolidated Fleet	129	17	8	154

(1)	Ownership interests in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.
(2)	Excludes four vessels chartered-in from Teekay Offshore.
(3)	Excludes two LNG carriers chartered-in from Teekay LNG.
(4)	Excludes two shuttle tankers chartered-in from Teekay Offshore.
(5)	Excludes two vessels chartered-in from Teekay Offshore.
(6)	Includes one FPSO unit that for accounting purposes is a variable interest entity (VIE) whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE even though the Company will not acquire the FPSO unit until later in 2012.

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Liquidity and Capital Expenditures

As at March 31, 2012, Teekay had consolidated liquidity of $1.6 billion, consisting of $712.3 million cash and approximately $916.0 million of undrawn revolving credit facilities, of which $516.5 million, consisting of $369.2 million cash and $147.3 million of undrawn revolving credit facilities, is attributable to Teekay Parent.

The following table provides the Company’s remaining capital commitments relating to its portion of acquisitions, newbuildings and conversions and related total financing completed as at March 31, 2012:

					Amount Financed to Date
(in millions)	2012	2013	2014	Total
Teekay Offshore (1)	$78	$323	—	$401	—
Teekay LNG	—	—	—	—	—
Teekay Tankers (2)	$22	$17	—	$39	$34
Teekay Parent (3)	$686	$384	$13	$1,083	$670

Total Teekay Corporation Consolidated	$786	$724	$13	$1,523	$704

(1)	Includes capital expenditures related to four newbuilding shuttle tankers.
(2)	Includes remaining capital expenditures related to Teekay Tankers’ 50 percent interest in the Wah Kwong VLCC Newbuilding.
(3)	Includes remaining capital expenditures related to Teekay Parent’s 50 percent interest in the Petrojarl Cidade de Itajai FPSO, the Knarr FPSO newbuilding and capital cost to upgrade and acquire the Voyageur FPSO.

As indicated above, the Company had total capital expenditure commitments pertaining to its portion of acquisitions, newbuildings and conversions of approximately $1.5 billion remaining as at March 31, 2012. The Company’s current pre-arranged financing of approximately $704 million mostly relates to its remaining 2012 capital expenditure commitments. The Company is in the process of obtaining additional debt financing to fund its remaining capital expenditure commitments relating to the four shuttle tanker newbuildings and the Knarr FPSO newbuilding, which are scheduled to deliver in mid- to late-2013.

Availability of 2011 Annual Report

Teekay filed its 2011 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 25, 2012. Copies of this report are available on the Teekay web site, under “SEC Filings”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Investor Relations.

Conference Call

The Company plans to host a conference call on May 17, 2012 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2012. An accompanying investor presentation will be available on Teekay’s Web site at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 3702143.

•	By accessing the webcast, which will be available on Teekay’s Web site at www.teekay.com (the archive will remain on the Web site for a period of 30 days).

The conference call will be recorded and available until Thursday, May 24, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3702143.

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About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 150 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)	495,564	512,730	488,024

OPERATING EXPENSES
Voyage expenses (1)	38,637	40,005	45,126
Vessel operating expenses (1)(2)	167,201	169,021	161,577
Time-charter hire expense	43,979	50,301	63,031
Depreciation and amortization	114,614	110,590	105,038
General and administrative (1)(2)	53,373	53,324	70,218
(Gain) on sale of vessels and equipment/asset impairments	(197)	49,845	3,593
Bargain purchase gain(3)	—	(58,235)	—
Restructuring charges	—	—	4,961

	417,607	414,851	453,544

Income from vessel operations	77,957	97,879	34,480

OTHER ITEMS
Interest expense (1)	(42,300)	(37,645)	(32,794)
Interest income (1)	2,046	2,762	2,465
Realized and unrealized gain (loss) on derivative instruments (1)	4,815	(44,269)	23,257
Income tax recovery (expense)	3,568	31	(811)
Equity income(4)	17,644	4,971	6,394
Foreign exchange (loss) gain	(15,824)	13,921	(20,340)
Other income – net	2,343	10,540	94

Net income	50,249	48,190	12,745
Less: Net (income) loss attributable to non-controlling interests	(49,183)	160	(42,402)

Net income (loss) attributable to stockholders of Teekay Corporation	1,066	48,350	(29,657)

Earnings (loss) per common share of Teekay
- Basic	$0.02	$0.70	($0.41)
- Diluted	$0.02	$0.69	($0.41)

Weighted-average number of common shares outstanding
- Basic	68,855,860	68,726,590	71,946,997
- Diluted	70,146,586	69,883,057	71,946,997

(1)	Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Realized (losses) gains relating to:
Interest rate swaps	(30,416)	(33,803)	(33,997)
Interest rate swap resets and terminations	—	(22,560)	(92,672)
Foreign currency forward contracts
Vessel operating expenses	1,237	870	1,216
General and administrative expenses	—	—	109
Bunkers, FFAs and other	11,452	—	49

	(17,727)	(55,493)	(125,295)

Unrealized gains (losses) relating to:
Interest rate swaps	17,135	15,765	141,859
Foreign currency forward contracts	8,792	(4,323)	6,707
Bunkers, FFAs and other	(3,385)	(218)	(14)

	22,542	11,224	148,552

Total realized and unrealized gains (losses) on non-designated derivative instruments	4,815	(44,269)	23,257

(2)	The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended
	March 31	December 31	March 31
	2012	2011	2011
Vessel operating expenses	—	(49)	(179)
General and administrative	(18)	(294)	95

(3)	The Company has recognized a preliminary bargain purchase gain of $58.2 million for the three months ended December 31, 2011 related to the acquisition of three FPSO units from and a 40 percent equity investment in Sevan Marine ASA. The Company is currently reviewing the preliminary fair values of the assets acquired and liabilities assumed as a result of this transaction. In accordance with US GAAP, the Company has up to a year following the acquisition date to finalize these fair values. Any changes as a result of finalizing these preliminary fair value calculations will not impact adjusted net income (loss) as shown in Appendix A to this release.
(4)	Equity income excluding the Company’s proportionate share of unrealized gains (losses) on derivative instruments are as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Equity income	17,644	4,971	6,394
Unrealized (gains) losses on derivative instruments	(6,920)	364	(4,184)

Equity income excluding unrealized gains (losses) on derivative instruments	10,724	5,335	2,210

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2012	2011
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	712,288	692,127
Other current assets	507,070	495,357
Restricted cash – current	104,688	4,370
Restricted cash – long-term	526,901	495,784
Vessels held for sale	19,000	19,000
Vessels and equipment	7,279,189	7,360,454
Advances on newbuilding contracts/conversions	316,176	507,908
Derivative assets	147,565	165,269
Investment in equity accounted investees	424,269	252,637
Investment in direct financing leases	453,478	459,908
Investment in term loans	187,091	186,844
Other assets	191,898	184,438
Intangible assets	132,494	136,742
Goodwill	166,539	166,539

Total Assets	11,168,646	11,127,377

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	382,469	487,651
Current portion of long-term debt	587,216	448,626
Long-term debt	5,443,497	5,422,345
Long-term debt—variable interest entity(1)	220,450	220,450
Derivative liabilities	620,403	686,879
In process revenue contracts	290,863	308,639
Other long-term liabilities	220,376	220,986
Redeemable non-controlling interest	37,805	38,307
Equity:
Non-controlling interests	1,967,272	1,863,798
Stockholders of Teekay	1,398,295	1,429,696

Total Liabilities and Equity	11,168,646	11,127,377

(1)	For accounting purposes, the Voyageur is a variable interest entity (VIE), whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE as of December 1, 2011, even though the Company will not acquire the Voyageur until later in 2012.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	56,837	(92,674)

FINANCING ACTIVITIES
Net proceeds from long-term debt	535,476	240,185
Scheduled repayments of long-term debt	(50,069)	(69,893)
Prepayments of long-term debt	(353,086)	(165,407)
Increase in restricted cash	(130,872)	(4,602)
Repurchase of common stock	—	(19,888)
Net proceeds from public offerings of Teekay Tankers	65,868	107,233
Cash dividends paid	(21,440)	(23,172)
Distribution paid from subsidiaries to non-controlling interests	(57,420)	(48,110)
Other	3,772	3,862

Net financing cash flow	(7,771)	20,208

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(46,711)	(76,112)
Proceeds from sale of vessels and equipment	195,342	5,055
Investment in term loans	—	(70,170)
Proceeds from sale of marketable securities	1,063	—
Loan to joint ventures and equity accounted investees	(29,820)	(1,830)
Investment in joint ventures	(155,228)	(4,191)
Other	6,449	7,291

Net investing cash flow	(28,905)	(139,957)

Increase (decrease) in cash and cash equivalents	20,161	(212,423)
Cash and cash equivalents, beginning of the period	692,127	779,748

Cash and cash equivalents, end of the period	712,288	567,325

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Three Months Ended
	March 31, 2012		March 31, 2011
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income – GAAP basis	50,249		12,745
Adjust for: Net income attributable to non-controlling interests	(49,183)		(42,402)

Net income (loss) attributable to stockholders of Teekay	1,066	0.02	(29,657)	(0.41)
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments(2)	(29,444)	(0.42)	(152,652)	(2.12)
Foreign currency exchange losses(3)	14,831	0.21	21,007	0.29
Realized gain upon settlement of embedded derivative	(11,452)	(0.16)	—	—
Non-recurring adjustment to tax accruals	(5,306)	(0.08)	(3,634)	(0.05)
(Gain) on sale of assets / asset impairments	(1,995)	(0.03)	3,593	0.05
Upfront payments related to interest rate swap resets	—	—	92,672	1.29
Adjustments to pension accruals and stock-based compensation(4)	—	—	18,102	0.25
Deferred income tax expense on unrealized foreign exchange gains	—	—	6,519	0.09
Restructuring charges(5)	—	—	4,961	0.07
Non-controlling interests’ share of items above	11,498	0.16	11,216	0.15

Total adjustments	(21,868)	(0.32)	1,784	0.02

Adjusted net loss attributable to stockholders of Teekay	(20,802)	(0.30)	(27,873)	(0.39)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to one-time pension retirement payment to the Company’s former President and CEO and accelerated timing of accounting recognition of stock-based compensation expense.
(5)	Restructuring charges relate to crew changes, reflagging of certain vessels and global staffing changes.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT MARCH 31, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	234,742	83,904	24,478	369,164	—	712,288
Other current assets	133,153	16,345	12,614	344,958	—	507,070
Restricted cash (current & non-current)	—	526,901	—	104,688	—	631,589
Vessels held for sale	19,000	—	—	—	—	19,000
Vessels and equipment	2,493,934	2,001,654	706,328	2,077,273	—	7,279,189
Advances on newbuilding contracts/conversions	46,333	—	—	269,843	—	316,176
Derivative assets	15,743	129,123	—	2,699	—	147,565
Investment in equity accounted investees	—	363,025	492	67,752	(7,000)	424,269
Investment in direct financing leases	45,389	408,060	—	29	—	453,478
Investment in term loans	—	—	117,091	70,000	—	187,091
Other assets	31,710	38,184	11,547	110,457	—	191,898
Advances to affiliates	2,731	17,971	17,312	(38,014)	—	—
Equity investment in subsidiaries	—	—	—	362,350	(362,350)	—
Intangibles and goodwill	147,227	147,764	—	4,042	—	299,033

TOTAL ASSETS	3,169,962	3,732,931	889,862	3,745,241	(369,350)	11,168,646

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	98,963	52,038	12,421	219,047	—	382,469
Advances from affiliates	52,237	28,775	6,467	(87,479)	—	—
Current portion of long-term debt	214,274	262,506	1,800	108,636	—	587,216
Long-term debt	1,847,607	1,898,379	291,650	1,405,861	—	5,443,497
Long-term debt—variable interest entity	—	—	—	220,450	—	220,450
Derivative liabilities	263,185	273,874	23,128	60,216	—	620,403
In-process revenue contracts	123,640	—	47	167,176	—	290,863
Other long-term liabilities	30,567	105,922	3,560	80,327	—	220,376
Redeemable non-controlling interest	37,805	—	—	—	—	37,805
Equity:
Non-controlling interests (1)	42,046	28,190	—	172,712	1,724,324	1,967,272
Equity attributable to stockholders/unitholders of publicly-listed entities	459,638	1,083,247	550,789	1,398,295	(2,093,674)	1,398,295

TOTAL LIABILITIES AND EQUITY	3,169,962	3,732,931	889,862	3,745,241	(369,350)	11,168,646

NET DEBT (2)	1,827,139	1,550,080	268,972	1,261,095	—	4,907,286

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED MARCH 31, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	244,598	99,216	31,876	157,356	(37,482)	495,564

Voyage expenses	36,481	343	779	1,034	—	38,637
Vessel operating expenses	71,007	20,531	10,570	65,093	—	167,201
Time-charter hire expense	13,617	—	1,661	66,183	(37,482)	43,979
Depreciation and amortization	49,611	24,633	10,738	29,632	—	114,614
General and administrative	20,136	7,116	2,086	17,035	7,000	53,373
Gain on sale of vessels and equipment	—	—	—	(197)	—	(197)

Total operating expenses	190,852	52,623	25,834	178,780	(30,482)	417,607

Income (loss) from vessel operations	53,746	46,593	6,042	(21,424)	(7,000)	77,957

Net interest expense	(12,564)	(11,866)	(1,231)	(14,593)	—	(40,254)
Realized and unrealized gain (loss) on derivative instruments	16,239	(15,903)	(338)	4,817	—	4,815
Income tax (expense) recovery	(1,485)	261	—	4,792	—	3,568
Equity income	—	17,048	—	596	—	17,644
Equity in earnings of subsidiaries (1)	—	—	—	26,752	(26,752)	—
Foreign exchange loss	(2,758)	(9,668)	(3)	(3,395)	—	(15,824)
Other – net	1,425	214	(333)	1,037	—	2,343

Net income (loss)	54,603	26,679	4,137	(1,418)	(33,752)	50,249
Less: Net (income) loss attributable to non-controlling interests (2)	(1,969)	(1,948)	—	2,484	(47,750)	(49,183)

Net income attributable to stockholders/unitholders of publicly-listed entities	52,634	24,731	4,137	1,066	(81,502)	1,066

CFVO—Consolidated (3)(4)	102,083	72,667	16,780	(6,564)	(7,000)	177,966
CFVO—Equity Investments(5)	—	26,186	—	(625)	—	25,561
CFVO—Total	102,083	98,853	16,780	(7,189)	(7,000)	203,527

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended March 31, 2012, Teekay Parent received daughter company cash dividends and distributions totaling $39.4 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total
Revenues	39,529	33,625	70,908	13,294	157,356
Voyage expenses	724	557	—	(247)	1,034
Vessel operating expenses	6,570	11,786	46,075	662	65,093
Time-charter hire expense	38,278	11,722	5,246	10,937	66,183
Depreciation and amortization	5,689	5,068	18,875	—	29,632
General and administrative	6,416	3,658	12,445	(5,484)	17,035
Gain on sale of vessels and equipment	(197)	—	—	—	(197)

Total operating expenses	57,480	32,791	82,641	5,868	178,780

(Loss) income from vessel operations	(17,951)	834	(11,733)	7,426	(21,424)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(17,951)	834	(11,733)	7,426	(21,424)
Depreciation and amortization	5,689	5,068	18,875	—	29,632
Gain on sale of vessels and equipment	(197)	—	—	—	(197)
Amortization of in process revenue contracts and other	(69)	—	(14,615)	—	(14,684)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	—	(36)	74	—	38
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	(34)	105	—	71

CASH FLOW FROM VESSEL OPERATIONS	(12,528)	5,832	(7,294)	7,426	(6,564)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and includes one-time $7.0 million success fee payment received from Teekay LNG upon the acquisition of six LNG carriers in February 2012.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011, and March 31, 2011. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended March 31, 2012 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended December 31, September 30, June 30, and March 31, 2011, please see the Company’s Web site at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2012	2011	2011	2011	2011
Teekay Parent cash flow from vessel operations	(6,564)	5,104	(32,736)	(27,425)	(41,532)

Daughter company distributions to
Teekay Parent (1)
Common shares/units (2)
Teekay LNG Partners	17,016	15,881	15,881	15,881	15,881
Teekay Offshore Partners	11,461	11,181	11,181	11,181	11,181
Teekay Tankers (3)	2,578	1,772	2,417	3,384	4,028

Total	31,055	28,834	29,479	30,446	31,090
General partner interest
Teekay LNG Partners	5,524	3,470	3,176	3,176	3,176
Teekay Offshore Partners	2,782	2,488	2,237	2,237	2,212

Total	8,306	5,958	5,413	5,413	5,388
Total Teekay Parent cash flow before interest and dry dock expenditures	32,797	39,896	2,156	8,434	(5,054)
Less:
Net interest expense (4)	(19,504)	(17,280)	(16,920)	(18,012)	(19,214)
Drydock expenditures	(124)	(3,659)	(1,811)	(3,040)	(287)

TOTAL TEEKAY PARENT
FREE CASH FLOW	13,169	18,957	(16,575)	(12,618)	(24,555)

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

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	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2012	2011	2011	2011	2011
Teekay LNG Partners
Distribution per common unit	$0.675	$0.63	$0.63	$0.63	$0.63
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$15,881,213	$15,881,213	$15,881,213	$15,881,213
Teekay Offshore Partners
Distribution per common unit	$0.5125	$0.500	$0.500	$0.500	$0.500
Common units owned by
Teekay Parent	22,362,814	22,362,814	22,362,814	22,362,814	22,362,814

Total distribution	$11,460,942	$11,181,407	$11,181,407	$11,181,407	$11,181,407
Teekay Tankers
Dividend per share	$0.16	$0.11	$0.15	$0.21	$0.25
Shares owned by Teekay Parent (3)	16,112,244	16,112,244	16,112,244	16,112,244	16,112,244

Total dividend	$2,577,959	$1,772,347	$2,416,837	$3,383,571	$4,028,061

(3)	Includes Class A and Class B shareholdings.
(4)	Net interest expense includes realized gains and losses on interest rate swaps. Excludes upfront payment of $92.7 million related to interest rate swap resets for the three months ended March 31, 2011, and excludes realized loss of $34.4 million related to early termination of an interest rate swap agreement for the three months ended September 30, 2011.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the expected timing of newbuilding deliveries; the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments; the timing, certainty and financial impact on Teekay Parent and Teekay Tankers as a result of the proposed acquisition by Teekay Tankers from Teekay Parent of 13 conventional tankers, including effects on debt balances, and spot tanker market exposure; incremental cash flows to Teekay Parent from the increased quarterly distributions of its general partnership and limited partnership ownership interests by Teekay LNG Partners and Teekay Offshore Partners, and future cash flow growth from newbuilding and conversion projects; the Company’s ability to complete future projects and acquisitions; fundamentals of the offshore and LNG industries and the Company’s ability to complete future growth projects and acquisitions; and the impact on Teekay Parent’s ownership in Teekay Tankers. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; failure to satisfy the closing conditions for the sale of 13 conventional tankers from Teekay Parent to Teekay Tankers; inability of Teekay Parent’s publically-traded subsidiaries to maintain or increase distribution and dividend levels; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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